

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

February 16, 2007

Via facsimile and U.S. Mail

Ms. Luis Carrillo, Attorney
SteadyLaw Group, LLP
501 W. Broadway, Suite 800
San Diego, CA 92101

      Re: Chameleon Gems, Inc.
             Registration Statement on Form SB-1
             Filed January 18, 2007
             File No. 333-140055

Dear Sir or Madam:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-1

General

1.   To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. We may have additional comments once you provide updated information.

2.   Please furnish a copy of the report prepared by Gregory R. Thomson and James W. Laird on the Red Streak Property.

Cover page, page 3

3.   Provide the mailing address of the issuer's principal executive offices and its telephone number.

4.   Please name the officer who will sell the common stock and briefly describe the role of that person, if any, in the marketing of the securities.

5.   Provide a cross-reference to a section in the filing discussing in more detail the fact that the registration statement relates to securities being offered by a selling shareholder.

6.   Please provide the representation required by Rule 253 of the Securities Act.

Risk Factors, page 9

7.   Please avoid language that mitigates the risk you present. Discuss the risk directly and plainly. For example, remove phrases such as "inherently risky," "beyond our control," and "cannot assure."

Business of the Issuer, page 16

8.   Please disclose how you funded the purchase of the Red Streak Property.

9.   Disclose whether the Red Streak Property was purchased in an arm's length transaction. In this regard, we note that one of the parties to the transaction was John Briner, who appears to be associated with Ms. Briner, your chief executive officer. We might have additional comments.

Red Streak Property

10.   Please provide a map that more narrowly identifies your property. Otherwise, explain the reasons for providing a map that identifies properties in which you hold no interest.

Geology of the Area, page 23

11.   Avoid using technical or scientific terms. To the extent you choose to retain such terms, please define them in context.

Management Discussion and Analysis or Plan of Operation, page 25

12.   Please describe the investing activities from which you generated $10,000. Also describe the operating and financial activities that resulted in a deficit of $10,855.

13.   Please remove the statement that you will seek to "trade" on the OTC. Given that there is no guarantee that your common stock will be accepted for quotation, it does not appear appropriate to include a representation regarding your intent to seek quotation.

Liquidity and Capital Resources, page 26

14.   We note your disclosure in which you state that you reported net cash provided by investing activities of $10,000 for the period from your inception to December 31, 2006. However, it is our understanding that you received $10,000 in cash through the sale of stock, which is a financing activity. Please revise this statement to indicate that you reported net cash provided by financing activities of $10,000 for this period, if true.

 Interest of Management and Other in Certain Transactions, page 29

15.   Please disclose the nature of Ms. Briner's association, if any, with John Briner. We may have additional comments.

Experts, page 30

16.   Given that you have chosen to include disclosure derived from the geological report prepared by Gregory R. Thomson and James W. Laird, it appears appropriate to identify both individuals as experts. Also provide a consent

authorizing you to include in your registration statement information from the report.

17.   Also, disclose the nature of Mr. James W. Laird's association with you. We note that in the purchase invoice you filed as Exhibit 10. 1, Mr. Laird is identified as a party to the purchase transaction whereby you acquired the Red Streak Property.

Financial Statements, page 32

General

18.   Although you were recently formed and have minimal operating history, you should include general notes with your financial statements, such as disclosures describing your nature of operations, accounting policies, mineral property interests, provisions of any contractual arrangements governing those interests, and loss contingencies. Please provide all disclosures needed to ensure fair presentation of the financial statements.

19.   We note that you identify yourself as an exploration stage company. Please include a note with a description of the exploration stage activities in which you are engaged. In addition, please revise the balance sheet line item, "Retained earnings (loss)" to refer to this account balance as your "Deficit accumulated during the exploration stage." You may refer to paragraphs 11 through 13 of SFAS 7 for further clarification.

20.   We note your auditor's report includes an explanatory paragraph indicating there is substantial doubt about your ability to continue as a going concern, and refers to plans you may have to remedy the situation that are described in Note 3. However, this information does not appear in your filing. We believe you should add a note to disclose your conclusion of there being substantial doubt about your ability to continue as a going concern, provided your view is consistent with the view of your auditor, as expressed in your disclosure on page 11. Under these circumstances, you should also discuss the pertinent conditions and events that give rise to this assessment, their effects and your plans to overcome these difficulties to comply with FRC Section 607.02.

Income Statement, page 35

21.   Please round your loss per share data to the nearest cent so as not to suggest that a greater level of precision exists in those measures than is present in your financial results.

22.   We note you recorded an impairment charge of $10,000 during the year ended December 31, 2006. Please comply with the disclosure requirements outlined in

paragraph 26 of SFAS 144. In addition, revise your income statement to present the loss as a component of income from operations, which appears to require positioning above the "Total expenses" line item, to comply with paragraph 25 of SFAS 144.

Statement of Cash Flows, page 37

23.   We note you purchased the Red Streak Property for $10,000 in cash, and in the same period recorded an impairment charge for the entire acquisition cost amount. It appears these transactions are not appropriately presented on your statement of cash flows. If the description of the transaction you provide is factual, the purchase of this property should be presented as a cash outflow from investing activities, and the impairment loss should appear as an adjustment to reconcile net loss to net cash from operating activities. Please revise your statement of cash flows accordingly.

Unregistered Securities Issued or Sold Within One Year, page 40

24.   Disclose the reasons for issuing 10,000,000 shares of your common stock to your founder, Ms. Briner.

Undertakings, page 38

25.   Please provide the undertaking required by Item 512(g)(2) of Regulation S-B.

Exhibit 10.1

26.   You identify the associated document as an agreement. However, the document appears to be an invoice. Please provide a copy of the agreement and explain the nature of the document your provided.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Gallagher at (202) 551-3706 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Gallagher
   K. Hiller
   C. Moncada-Terry